Ronald F. Shuff
Vice President, Secretary
and General Counsel
September 22, 2006
Ms. Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Flowserve Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed 6/30/06
File No. 1-13179
Dear Ms. Crane:
Flowserve Corporation (“Flowserve”) is responding to your letter of August 25, 2006 regarding Flowserve’s 10-K filing for the fiscal year ended December 31, 2005. Flowserve appreciates the opportunity to answer your inquiries.
In order to expedite your review of our more detailed replies to each of the six comments in your letter, we offer the following “high level” summary:
•	As permitted under U.S. export laws, certain of Flowserve’s decentralized foreign subsidiaries, without involvement of Flowserve’s U.S. personnel, have autonomously exercised their local authority to conduct limited business with Iranian and Syrian customers who are primarily in the oil industry.

•	This foreign subsidiary business constitutes only about 1-2% of Flowserve’s consolidated global revenues.

•	Due to growing political uncertainties involving these countries, Flowserve began planning, early in 2006, a voluntary phased withdrawal from conducting new business in Iran and Syria, although the applicable foreign subsidiaries will continue to honor existing contractual warranties and other customer commitments consistent with U.S. laws and regulations.

Flowserve Corporation	5215 N. O’Connor Blvd	Telephone 972 443 6543
	Suite 2300	Facsimile 972 443 6843
	Irving, Texas 75039 USA	e-mail rshuff@flowserve.com

Ms. Angela J. Crane
Securities and Exchange Commission
September 22, 2006

•	Flowserve has concluded that, while the Company does not deem this relatively small business level to be material from a quantitative or qualitative standpoint, Flowserve will provide more specific disclosures about it in future Form 10-Q and 10-K filings with the Commission, as appropriately updated from time to time to reflect the status of the planned voluntary phased withdrawal.

•	Flowserve, in an action driven by its commitment to full legal compliance and not directly related to the aforementioned foreign subsidiary business, is making progress in conducting a comprehensive internal review, through outside counsel, of its compliance posture with respect to U.S. export control laws, but has not yet progressed to the point of being able to draw any conclusions about the matter.

•	As suggested by the Commission, Flowserve will disclose and quantify the impact of currency effects on its U.S. GAAP operating results in its Management Discussion and Analysis in future SEC financial filings.

•	In short, Flowserve is providing all the appropriate expanded disclosures you identified in your letter, dated August 25, 2006, consistent with Flowserve’s policy of fully cooperating with the Commission.
The foregoing summary is qualified by reference to the more detailed responses which follow the six comments in your letter, dated August 25, 2006. All information provided in our reply is based on information which we believe to be correct based upon data and other communications received. For your convenience, we have incorporated your comments into our responses.
Form 10-K for the period ended December 31, 2005
     General
     Comment 1
It appears from your website that you sell, or offer to sell, products into Syria. It also appears from a published media report that you may be a party to a joint venture that operates in Iran. Iran and Syria are countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and/or export controls. Your Form 10-K contains no information regarding contacts with or operations in Iran and Syria. Please describe for us your past, current, and anticipated operations in, or other contacts with, these countries, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. Your response with respect to each country should include, but not be limited to, the nature and scope of your business contacts and operations; the nature of the products, technologies, and services provided; and whether your contacts have been with the governments of those

Ms. Angela J. Crane
Securities and Exchange Commission
September 22, 2006

countries or with persons or entities that are affiliated with or controlled by those governments.
Response:
Insofar as your more general questions about the nature and scope of Flowserve’s operations with respect to Iran and Syria are concerned, after inquiries to our foreign subsidiaries that were made following receipt of your letter, the information we received indicates that this business activity has been, and is, conducted by Flowserve’s foreign subsidiaries without the involvement of U.S. personnel. These activities include sales of Flowserve foreign subsidiaries’ products, which include pumps, valves, valve actuators, seals, certain other fluid handling products and parts for those items. According to our foreign subsidiaries’ information, some sales of products were made to Iranian companies that are, particularly in the oil and gas area, partly or wholly-owned by the Iranian government. Products sold by our foreign subsidiaries to Iran and Syria appear to be used exclusively for commercial end uses, including water and steam handling, oil and gas processing, and other industrial uses.
You also referred to an apparent media report that has led you to ask whether Flowserve is a party to a possible joint venture that operates in Iran. A Flowserve foreign subsidiary, Flowserve BV, a Dutch company, has entered into an arrangement with Pillary Co., Ltd. (Pillary), a Swiss company and an authorized representative of Flowserve BV in Iran, whereby Pillary has established a separate company in Iran, 100% owned by Iranians, to service equipment of Flowserve BV and other manufacturers. Flowserve BV has agreed to provide this company with a portion of its start-up capital, equipment at cost and inventory at list price less 35%. In return, Flowserve BV is entitled to 55% of the company’s net profit after tax and the possibility of other minimal financial returns from the company’s operations.
Flowserve’s website is a corporate website which presents the business activities of our worldwide operations. These operations are conducted not only by our U.S. companies, but also by our decentralized foreign subsidiaries that have the authority to act autonomously of their U.S. parent and that are located in more than 50 countries on 6 continents. In reference to your query about possible sales into Syria that you found on our website, any sales into Syria, since the imposition of economic sanctions against Syria in May 2004, have been the responsibility of Flowserve’s foreign subsidiaries. Our internal policies are intended to assure that any such sales do not involve U.S.-origin products.
Importantly, please note that earlier in 2006, Flowserve, in recognition of growing new political uncertainties in these countries, voluntarily began planning a withdrawal of all business activity with Iran and Syria. Accordingly, this withdrawal will be done in a phased manner, in which no new business relationships will be established, but existing contracts and warranty obligations that are in compliance with U.S. laws and regulations will be honored so long as they remain in effect. The Flowserve foreign subsidiaries are reserving the right to re-enter these markets should these political issues change.

Ms. Angela J. Crane
Securities and Exchange Commission
September 22, 2006

Additionally, please note that we previously disclosed in our SEC filings that “Our business is subject to risks associated with doing business internationally, including ... instability in a specific country or region’s political or economic conditions, particularly in emerging markets and the Middle East.” (Emphasis added.)
Comment 2
Please advise us whether, to the best of your knowledge, understanding, or belief, any of the products, technologies, or services you provide, have provided, or will provide, directly or indirectly, to Iran or Syria have military applications; whether either country has employed or will employ the products, technologies, or services in any military application; and, if so, the nature of the military application(s) in which the products, technologies, or services have been or will be employed.
Response:
To the best of our knowledge, understanding and belief, according to the information received from our foreign subsidiaries, none of the products, technologies, or services the applicable foreign subsidiaries provide, have provided or that may be provided, directly or indirectly, to Iran or Syria have been employed or will be employed in any military application by those countries.
Comment 3
Please discuss the materiality of the operations or other contacts described in response to the foregoing comments, and whether, individually or in the aggregate, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of

Ms. Angela J. Crane
Securities and Exchange Commission
September 22, 2006

the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Iran and Syria.
Response:
Flowserve does not believe any of the operations or conduct described herein constitutes a material investment risk for its security holders. As such, Flowserve believes that they are quantitatively and qualitatively immaterial to our business, financial condition and results of operation. Nonetheless, Flowserve believes, after recent analysis and data collection, that the dollar amounts of any associated revenues, assets and liabilities are no more than 1-2% of our consolidated global revenues, assets and liabilities.
Finally, in addressing your references to various state statutes prohibiting the investment of state pension fund assets in companies that do business with countries designated as state sponsors of terrorism, Flowserve again notes that it began planning to voluntarily withdraw from doing any future business with such countries early in 2006. This plan will be implemented in a phased manner, rather than all at once, to avoid any breach of existing contracts or warranty obligations that are in compliance with U.S. laws and regulations. Thereafter, no new business will be solicited or undertaken. Consequently, there should be no materiality issue with respect to these state statutory requirements.
However, given your concerns and despite our conclusion that these dealings are quantitatively and qualitatively immaterial, we agree that we will include in our next quarterly SEC filings that we are phasing out of our foreign subsidiaries’ business with Iran and Syria, which have generated around 1-2% of our consolidated global revenues.
Accordingly, set forth below is our proposed additional applicable “risk factor” in our next Form 10-Q filings:
“Our risks involved in conducting our international business operations include, without limitation, the risks associated with certain of our foreign subsidiaries autonomously conducting, under their own local authority and consistent with U.S. export laws, business operations and sales, which constitute approximately 1-2% of our consolidated global revenue, in countries that have been designated by the U.S. State Department as state sponsors of terrorism. Due to the growing political uncertainties associated with these countries, these foreign subsidiaries have been planning to voluntarily withdraw, on a phased basis, from conducting new business in these countries since early in 2006. However, these subsidiaries will continue to honor existing contracts and warranty obligations that are in compliance with U.S. laws and regulations.”
We will similarly add this disclosure to the “Cautionary Note Regarding Forward Looking Statements” in our next Form 10-Q filings.

Ms. Angela J. Crane
Securities and Exchange Commission
September 22, 2006

Comment 4
You disclose on page 23 of your Form 10-K that in March 2003, you initiated a process to determine your compliance with U.S export control laws. You indicate that some of your “product transactions and technology transfers may not technically been in compliance with U.S. export control laws and regulations...”
Please describe for us the transactions and technology transfers to which you refer. Please advise us of any significant developments in your internal review.
Response:
As the Commission is aware, in March 2006, we initiated a voluntary process to determine our compliance posture with respect to U.S. export control laws and regulations. Upon initial review, it appeared that some product transactions and technology transfers may not have been in compliance with U.S. export control laws and regulations and required further review. With assistance from outside counsel, we are currently involved in a systematic process to conduct this further review. We believe that such review will take approximately 18 months to complete given the complexity of the U.S. export laws and the comprehensive global scope of our review which includes over 200 Flowserve sites. Since our review into this issue is ongoing, we have not identified and reviewed individual transactions to confirm or deny that violations are present in particular cases. Thus, we are currently unable to determine the extent of potential violations. We have, however, made substantial progress by gathering a large volume of data on export transactions as part of our systematic review process. This data is currently under review by our outside counsel in preparation for a large number of site visits to further investigate potential violations and to implement additional improvements in our export compliance processes.
Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations, Page 35
Comment 5
We note that you present and discuss non-GAAP measures in your results of operations, including operating income, sales, and selling, general and administrative expense excluding currency benefits. In future filings, please consider revising MD&A to disclose and quantify the impact of these transactions on your U.S. GAAP results. For example, you could indicate that the increase in net sales for the period reflected the impact of foreign currency fluctuations of $XX million.
If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly

Ms. Angela J. Crane
Securities and Exchange Commission
September 22, 2006

comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measures provide useful information to investors, and a statement disclosing the additional purposes for which the non-GAAP measures.
Response:
As suggested by the Commission, Flowserve will disclose and quantify the impact of currency effects on its U.S. GAAP operating results in its Management Discussion and Analysis in its future filings with the SEC.
Form 10-Q for the quarterly period ended March 31, 2006 and June 30, 2006
Comment 6
We note you have not filed your Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. Please file these documents as soon as practicable. When preparing these documents please ensure they comply with the above comments, as applicable.
Response:
Flowserve is working diligently to complete and file its Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. Flowserve has announced its plans to file these reports by September 30, 2006, which would return Flowserve to current filing status with the SEC. Both of these filings will comply with the Commission’s comments, as set forth above.
Very truly yours,
/s/ Ronald F. Shuff
Vice President, Secretary
and General Counsel